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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37329

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nasdaq Execution Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 WALNUT STREET, FMC TOWER, LEVEL 8
(No. and Street)

PHILADELPHIA (City) PA (State) 19104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LINDA CRANE (212) 231 - 5032
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) NYC (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 28 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

OATH OR AFFIRMATION

I, Linda Crane , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nasdaq Execution Services, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Linda Crane

Signature

Principal Financial Officer

Title

JOSETTE DAGLIERI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02DA6253807
Qualified in Westchester County
Commission Expires February 20, 2024

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EY
Building a better working world

5 Times Square
New York, NY 10036

Tel: 212-773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of Nasdaq Execution Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Nasdaq Execution Services, LLC (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2005.

February 27, 2020

Nasdaq Execution Services, LLC

Statement of Financial Condition

December 31, 2019

Assets	
Cash	$ 7,510,737
Deposits with clearing organizations	4,194,403
Receivable from Nasdaq, Inc.	4,721,622
Goodwill	5,569,073
Other assets	330,552
Total assets	$ 22,326,387
Liabilities and member's equity	
Liabilities:	
Accrued clearing, execution, and exchange fees	$ 1,411,716
Accounts payable	40,816
Total liabilities	1,452,532
Member's equity	20,873,855
Total liabilities and member's equity	$ 22,326,387

See accompanying notes to the Statement of Financial Condition.

Nasdaq Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2019

1. Organization and Description of the Business

Nasdaq Execution Services, LLC (the "Company") is a wholly owned subsidiary of Norway Acquisition, LLC ("Norway Acquisition"), which is a wholly owned subsidiary of The Nasdaq Stock Market LLC (the "Exchange" or "EXCH"). Nasdaq, Inc. ("Nasdaq") is a holding company that operates the Exchange as its wholly owned subsidiary. The Exchange provides Nasdaq's market participants with the ability to access, process, display and integrate orders and quotes on the Exchange and other national stock exchanges. The Company has no customers but accepts orders from related party entities as part of its core routing brokerage business.

The Company currently operates as the routing broker-dealer for affiliate exchanges sending orders to other venues for execution in accordance with member order instructions and requirements. Affiliate exchanges include the Exchange, Nasdaq BX, Inc. ("BX"), Nasdaq PHLX, LLC ("PHLX"), Nasdaq ISE, LLC ("ISEL"), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX, LLC ("MRX"). The Company manages and operates their business as one reportable segment.

The Company clears all equity trading activity through the Nasdaq Stock Market Omnibus Account ("Omnibus Account") as the central facilitating account on the Exchange. This Omnibus Account is granted by the National Securities Clearing Corporation ("NSCC") to Nasdaq under the Exchange's membership at the NSCC. The Omnibus Account exists strictly to facilitate anonymity and to match offsetting trades on the Exchange. The Company also clears all routed trading activity in options listed on the Exchange, PHLX, BX, ISEL, GEMX, and MRX (collectively the "Affiliate Exchanges") directly with the Options Clearing Corporation ("OCC"). All routed and executed trades are sent to the OCC by the exchange on which the trade was executed.

The Company is primarily a routing broker, relying on the executing party or venue, another broker operating an electronic communications network, alternative trading system ("ATS"), agency book, or registered stock exchange, to submit clearing records against the Company to the NSCC, as applicable. Certain transactions, primarily in the trade support role, may still be handled manually via the Automated Confirmation Transaction Service ("ACT"). The Company may execute the underlying equity component of a PHLX Complex Order, as per PHLX Rule 1098(h). A Complex Order is an order in which one or more options legs are contingent upon execution of a stock component of the order. Such execution and reporting does not occur on PHLX but rather occurs on ACT and handled pursuant to applicable rules regarding equity trading. The Company, as a broker-dealer, can also receive non-electronic executions from markets that experienced technical issues hindering the receipt of electronic executions on trade date. These executions not received electronically on trade date (T) could be received in clearing on T+1, where the Company could potentially need to trade out of these executions, to correct any type of error that arose from the technical issue, on a principal basis.

1. Organization and Description of the Business (continued)

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") as well as in all 50 states, the District of Columbia and Puerto Rico. The Company is also a member of the Exchange, BX, PHLX, ISEL, GEMX, MRX, New York Stock Exchange ("NYSE"), NYSE ARCA, Inc., Financial Industry Regulatory Authority ("FINRA"), NYSE American LLC, Chicago Stock Exchange, the CBOE BZX Exchange, Inc., NYSE National, Inc., CBOE EDGA Exchange, Inc., CBOE EDGX Exchange, Inc., Investors' Exchange, Inc., and the CBOE BYX Exchange, Inc. The Company is distinguished from most broker-dealers in that it is a facility of the Exchange, which functions as both an exchange and a Self Regulatory Organization ("SRO").

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's Statement of Financial Condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2019. The Company's cash is held by two financial institutions in non-interest-bearing accounts which, at times, may exceed federally insured limits.

Deposits with Clearing Organizations

The deposits with clearing organizations primarily represent cash balances held at the NSCC and OCC for settlement of trades and funds held at the Depository Trust and Clearing Corporation ("DTCC") to satisfy obligations of the Company or DTCC as provided in DTCC's rules.

2. Summary of Significant Accounting Policies (continued)

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is assessed for impairment annually in the fourth quarter of our fiscal year using carrying amounts as of October 1, or more frequently if conditions exist that indicate that the asset may be impaired, such as changes in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of our business. When assessing goodwill for impairment, first, qualitative factors may be assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the results of the qualitative assessment are not conclusive, a quantitative goodwill test is performed. The quantitative goodwill test consists of two steps:

- The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the reporting unit's fair value exceeds its carrying amount, goodwill is not impaired.
- If the fair value of a reporting unit is less than its carrying amount, the second step of the goodwill test is performed to measure the amount of impairment, if any. An impairment is equal to the excess of the carrying amount of goodwill over its fair value.

The Company has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Company completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2019. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future. On January 1, 2020, the Company adopted ASU 2017-04. See "Recently Issued Accounting Pronouncements" below for further discussion.

Other Assets

Included within Other assets on the Statement of Financial Condition is an equity investment in the DTCC. The Company owns less than 20% of the outstanding voting stock, there is no readily determinable fair value of these securities, and we are not able to exercise significant influence over the operating and financial policies of the DTCC. As such, we account for this investment under the measurement alternative, under which investments are measured at cost, less any impairment plus or minus changes resulting from observable price in orderly transactions for the identical or similar investments of the same issue on a prospective basis.

2. Summary of Significant Accounting Policies (continued)

Securities Owned and Securities Sold, Not Yet Purchased, At Market Value

The Company may temporarily have positions in equity securities due to system interruptions. The Company provides brokers and dealers with the option to cancel the difference resulting from position breaks due to an interruption. When market value fluctuations related to these position breaks are unfavorable to the customer, the Company will assume the positions and liquidate the positions the following trade day, resulting in limited market risk to the Company. Realized gains and losses are recorded in income and recognized on a trade date basis. At December 31, 2019, the Company owned no securities.

Revenues and Clearing, Execution and Exchange Fees

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

The Company receives transaction fees from the Affiliate Exchanges for providing trade routing services. The billing structure for this arrangement is defined by services agreements entered into between the Company and the Affiliate Exchanges (collectively, the "Services Agreements"). Fees are billed on a monthly basis and accrued once the identified performance obligations have been satisfied on a trade date basis.

The Company incurs clearing, execution and exchange fees for routed transactions. These fees are accrued when incurred on a trade date basis. These expenses include NSCC fees, OCC fees, DTCC fees, clearing costs, exchange fees, annual membership fees and certain technology related costs. The Company agrees to pay all expenses for routing services provided to the Affiliate Exchanges.

Other Income

Other income consists of interest earned on the Company's cash and realized gains arising when the Company liquidates its positions in equities securities (see Note on Securities Owned and Securities Sold, Not Yet Purchased, At Market Value above) and are recognized on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state and local income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04, "Simplifying the Test for Goodwill Impairment", which simplifies how an entity is required to test goodwill for impairment and removes the second step of the goodwill impairment test, which required a hypothetical purchase price allocation if the fair value of a reporting unit is less than its carrying amount. Goodwill impairment will now be measured using the difference between the carrying amount and the fair value of the reporting unit and the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The amendments in the ASU should be applied on a prospective basis. The Company adopted this standard on January 1, 2020. The Company does not anticipate a material impact on its Statement of Financial Condition.

In June 2016, the FASB issued ASU 2016-13, "Measurement of Credit Losses on Financial Instruments" which changes the impairment model for certain financial instruments. The new model is a forward looking expected loss model and will apply to financial assets subject to credit losses and measured at amortized cost and certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees, and trade receivables. For available-for-sale debt securities with unrealized losses, credit losses will be measured in a manner similar to today, except that the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. The Company adopted this standard on January 1, 2020 using the modified retrospective transition method. Any impact will be recognized as a cumulative-effect adjustment to retained earnings as of the effective date to align our credit loss methodology with the new standard. The Company does not expect the adoption of this new standard to have a material impact on our Statement of Financial Condition.

Recently Adopted Accounting Pronouncements

In December 2019, FASB released Accounting Standards Update ("ASU") 2019-12, "Simplifying the Accounting for Income Taxes," which simplifies the accounting for income taxes by eliminating certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. The Company early adopted this standard for our fiscal year ended December 31, 2019. See Note 4, "Income Taxes" for additional discussion.

3. Related-Party Transactions

As discussed in Note 1, the Company operates solely as the routing broker-dealer for the Affiliate Exchanges. Under intercompany services agreements with each affiliate, the Affiliate Exchanges agree to pay the Company pass through costs incurred in routing orders to external destinations for the Affiliate Exchanges. The Company also agrees to pay for expenses, including NSCC fees, OCC fees, clearing costs, exchange fees, annual membership fees and certain technology related costs. OCC is a related party and all transactions between OCC and the Company are entered into in the ordinary course of business.

The Affiliate Exchanges also paid the Company additional fees for support related to the Company's routing transactions. Revenue is recognized as earned, and is allocated to the Company through an intercompany charge.

The Exchange agrees to provide the Company with support services, including, but not limited to, direct financial and business management support.

For the year ended December 31, 2019, the Company was also charged by Nasdaq for additional support services under the Intra-group services agreement. This agreement covers additional costs for personnel support.

Substantially all expenses of the Company are settled on the Company's behalf by Nasdaq and the Exchange and are charged to the Company, at cost, through intercompany charges.

The Company routes trades between the Affiliate Exchanges. For the year ended December 31, 2019, the Company incurred expenses related to the routing of equity and options securities between the affiliated exchanges.

For the year ended December 31, 2019, the Company incurred occupancy expense from Nasdaq for Nasdaq office space used by the Company's employees. This amount represents an allocation of various occupancy expenses, including rent expense from leases.

At December 31, 2019, $4,721,622 remained in Receivable from Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Company and the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled on an annual basis in accordance with the Nasdaq's intercompany settlement policy. In 2018, the Company received $1,000,000 from Nasdaq to settle intercompany balances. The Company records all transactions to and from affiliates subject to the netting arrangement into a single account.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

For periods through December 22, 2008, the Company was treated as a partnership for U.S. income tax purposes, and as a result, filed its federal, state and local tax returns, including a New York City Unincorporated Business Tax return. For periods after December 22, 2008, the Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq. Federal income tax returns for the years 2008 through 2016 are currently under examination by the Internal Revenue Service ("IRS") and we are subject to examination by the IRS for years 2017 and 2018. Several state tax returns are currently under examination by the respective tax authorities for the years 2007 through 2018. After early adoption of ASU 2019-12, the Company, which is a single-member LLC, is no longer obligated to be allocated a tax provision on its stand-alone financials and will instead, report them with its Parent. As a result of this adoption, we recorded a decrease to members equity for $164,487 and all outstanding tax positions were settled through the Receivable from Nasdaq, Inc.

5. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternate method provided by SEC Rule 15c3-1. At December 31, 2019, the Company had net capital of $10,245,108, which was $9,995,108 in excess of its required minimum net capital of $250,000.

The Company is also subject to The Options Clearing Corporation Rule 302 which requires maintenance of net capital equal to the greater of $2,000,000 or 6 2/3 percent of aggregate indebtedness. At December 31, 2019, the Company had $8,245,108 of net capital in excess of this minimum requirement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) because the Company does not hold customer funds or safekeep customer securities.

6. Commitments and Contingent Liabilities

Brokerage Activities

The Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members.

6. Commitments and Contingent Liabilities (continued)

If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards.

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is not probable. Accordingly, no contingent liability is recorded on the Statement of Financial Condition for these arrangements.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties

As discussed above, the Company, as a routing broker-dealer, is exposed to clearance and settlement risks, as well as limited market risk in situations where the Company is acting in a principal capacity. Management is not aware of any material adverse effect on the financial position and the results of operations of the Company resulting from these risks.

Cash is held by two financial institutions. In the event that either of the financial institutions is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by financial institutions to be delayed or limited.

7. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for Cash, Deposits with clearing organizations, and Receivable from Nasdaq, Inc., approximate fair value due to the short term nature of these assets. The Company's liabilities, which include Accrued clearing, execution, and exchange fees and Accounts payable, are reported at their contractual amounts, which approximate fair value.

8. Subsequent Events

The Company has evaluated all subsequent events through February 27, 2020, the date as of which the Statement of Financial Condition is available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.

EY
Building a better working world

5 Times Square
New York, NY 10036

Tel: 212-773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Management of Nasdaq Execution Services, LLC

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report, in which (1) Nasdaq Execution Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2020

Nasdaq

Nasdaq Execution Services, LLC
15c3-3 Exemption Report

Nasdaq Execution Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company met the exemption provisions throughout the most recent fiscal year January 1, 2019 to December 31, 2019 without exception.

I, Linda Crane, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

Linda Crane
Principal Financial & Operations Officer
Nasdaq Execution Services, LLC

February 27, 2020
Date

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Management of Nasdaq Execution Services, LLC:

We have performed the procedures enumerated below, which were agreed to by the Member, management of Nasdaq Execution Services, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries within the Company's general ledger. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2019. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments derived from the Company's general ledger and sub-ledger systems. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

NASDAQ EXECUTION SERVICES, LLC
2929 WALNUT STREET, FMC TOWER, LEVEL 8
PHILADELPHIA, PA 19104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Linda Crane 212-231-5032

2. A. General Assessment (item 2e from page 2) $17,492

B. Less payment made with SIPC-6 filed (**exclude interest**) (9,064)

7/29/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $8,428

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $________

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NASDAQ EXECUTION SERVICES, LLC
(Name of Corporation, Partnership or other organization)

Linda Crane
(Authorized Signature)

Dated the 26 day of February, 20 20.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______
and ending ______

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 29,311,325
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	17,649,689
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 11,661,636
2e. General Assessment @ .0015	$ 17,492

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STATEMENT OF FINANCIAL CONDITION

Nasdaq Execution Services, LLC
December 31, 2019
With Report of Independent Registered Public Accounting Firm

Nasdaq Execution Services, LLC

Statement of Financial Condition

December 31, 2019

Contents